Filed Pursuant to Rule 424(b)(3)

File Number 333-194256

FANTEX, INC.

SUPPLEMENT NO. 13 TO

MARKET-MAKING PROSPECTUS DATED

JULY 18, 2014

THE DATE OF THIS SUPPLEMENT IS SEPTEMBER 14, 2015

On September 11, 2015, Fantex, Inc. filed the attached Current Report on Form 8-K.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 10, 2015

FANTEX, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-55204	80-0884134
(State or other jurisdiction of	(Commission File	(IRS Employer Identification Number)
incorporation)	Number)

330 Townsend Street, Suite 234
San Francisco, CA 94107
(Address of principal executive offices, including Zip Code)

Registrant’s telephone number, including area code: (415) 592-5950

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On September 10, 2015, Fantex, Inc., a Delaware corporation (the “Company”), entered into a Brand Agreement (the “brand contract”) with Andrew Heaney, pursuant to which the Company will acquire a minority interest equal to 10% of the income that Andrew Heaney receives from and after January 1, 2015, subject to the terms and exceptions specified in such brand contract, contingent upon the Company obtaining financing to pay the $3.34 million purchase price to Andrew Heaney.

The brand contract is intended to remain in effect indefinitely and, except as set forth below, may be terminated only upon mutual agreement of the Company and Andrew Heaney. Either party may terminate the brand contract on or after January 15, 2016 if the Company does not obtain the financing necessary to pay the $3.34 million purchase price to Andrew Heaney. If Andrew Heaney resigns from his employment as a professional baseball player within two years of the date of any such financing for any reason other than a “good reason,” the Company may elect in its sole discretion to terminate the brand contract and Andrew Heaney will be required to pay to the Company approximately $3.59 million (net of any amounts previously paid to the Company by him pursuant to the brand contract).

“Good reason” means Andrew Heaney’s resignation from his employment as a professional baseball player for any of the following reasons:

(a)           he suffers or sustains a major injury which renders him incapable of performing as a professional baseball player; or

(b)           he suffers or sustains a major injury after the consummation of the offering of a Company tracking stock linked to the value of the brand contract and a qualified medical doctor (depending on the nature of the major injury) advises Andrew Heaney that as a result thereof he is putting his physical health at substantial risk (i.e., a risk that is substantially greater than simply by virtue of his participation as a professional baseball player) by continuing to perform as a professional baseball player.

In addition, the brand contract contains terms, conditions, events of defaults and covenants customary for each of the Company’s brand contracts, including an obligation of the Company to indemnify Andrew Heaney (and his heirs and assigns) against any third-party lawsuit arising from Andrew Heaney being a party to the brand contract, including claims relating to (a) any breach of the Company’s representations and warranties in the brand contract, (b) any violation of law by the Company and (c) certain matters in connection with the financing methods the Company may use to obtain financing relating to the brand contract, other than, in each case, those arising out of or relating to any breach of the brand contract committed knowingly or through the gross negligence of Andrew Heaney.

A copy of the Company’s press release announcing the foregoing is furnished as Exhibit 99.1 and is incorporated by reference into this Item 1.01.

Item 9.01 Financial Statements and Exhibits.

(d)           Exhibits.

Exhibit No.	Exhibit Description

99.1	Press release issued by the Company dated September 10, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 10, 2015

FANTEX, INC.

By:	/s/ David Mullin
Name: David Mullin
Title: Chief Financial Officer

Exhibit Index

Exhibit No.	Exhibit Description

99.1	Press release issued by the Company dated September 10, 2015.

Exhibit 99.1

Fantex, Inc. Enters Into Brand Contract With Andrew Heaney

Fantex, Inc. agrees to acquire a 10% interest in the brand income of
Andrew Heaney for $3.34 million

SAN FRANCISCO, Calif., September 10, 2015 – Fantex, Inc. announced today that it has entered into a brand contract with Andrew Heaney. Under the terms of the contract, Fantex, Inc. would acquire for $3.34 million a 10% interest in the brand income of Andrew Heaney, as defined in the brand contract, contingent upon Fantex, Inc. obtaining financing necessary to pay the purchase price.

This press release shall not constitute an offer to sell any securities.